Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

KIMBER TO COMMENCE DRILLING AT THE PERICONES SILVER PROJECT

February 25, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) announces that drilling is set to commence during March 2010 on the 100 percent owned Pericones silver project in Southern Mexico. The initial core drilling program is expected to be in the range of 2,500 to 3,000 metres and will be focused on the Plaza de Gallos area of Pericones, where previous surface and underground sampling returned significant silver values.

"I am pleased to announce our plans to commence drilling at Pericones next month" said Gordon Cummings, President and CEO of Kimber Resources. "Under the leadership of Marius Mare, Vice-President, Exploration and our senior Mexican geologists, our technical team has been making excellent progress in planning and preparing our initial drill targets. This is an exciting period for Kimber as we embark on an initial drill campaign at Pericones in tandem with advancing the Monterde project towards a completed preliminary economic assessment.”

The Pericones project is comprised of two contiguous concessions totaling 11,890 hectares located approximately 160 kilometres southwest of Mexico City. The area has been the subject of mineral exploration since colonial times, with numerous historic small scale mines and workings on the Pericones property. Infrastructure is excellent, with two paved roads transecting the concessions, both with parallel hydro lines, as well as numerous, well maintained gravel roads connecting local communities. Water is available year-round from streams and rivers passing through the property.

Four main areas of interest have been identified at Pericones to date: Plaza de Gallos, El Cirian, Aquacate and Tejamanil. The Plaza de Gallos target was the primary focus of Kimber’s most recent exploration work on the Pericones property. An adit, approximately 110 metres long with two levels, and excavated in the 1980’s, was mapped and sampled by Kimber personnel during the 2008/2009 exploration program. The Plaza de Gallos structure ranges from 1.3 to 3.0 metres in width and silver-gold mineralization occurs throughout the entire length of the adit. High grade silver is associated with elevated levels of copper, lead and zinc.

Highlights from the underground sampling at Plaza de Gallos include:

•	1,362 g/t silver and 0.31 g/t gold over 2.3m;
•	307 g/t silver and 0.24 g/t gold over 3.0m;
•	480 g/t silver over 2.9m; and
•	225 g/t silver and 0.60 g/t gold over 1.9m.

The surface trace of the mineralization has been mapped by Kimber geologists over 900 metres of strike from the adit portal. Five samples collected from the surface expression of the structure returned values of 171 g/t to 242 g/t silver in chip samples over widths of 1.5 metres. These samples ranged from 190-160 metres vertically above the mine workings. Kimber has finalized all land use agreements and permitting at Plaza de Gallos and the target has been prepared for drilling.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three deposits with gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now seeking to complete a preliminary economic assessment of the Carmen and Veta Minitas deposits. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 160 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde and Pericones projects being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde and Pericones projects) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2